

January 28, 2011

Keith J. Henderson
President and Chief Executive Officer
Dorato Resources, Inc.
#1920 – 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2

> **Re:** **Dorato Resources, Inc.**
> **Form 20-F for Fiscal Year Ended January 31, 2010**
> **Filed August 24, 2010**
> **File No. 000-33299**

Dear Henderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide page numbers for your filing.

2. We note several of your press releases contain disclosure regarding adjacent or other properties on which your company has no right to explore or mine. Please accompany such disclosure with a cautionary disclaimer similar to the following:

   > "This press release contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the Securities and Exchange Commission. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

   Please indicate the location of this disclaimer in your response.

3. In an appropriate section of your filing, please provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. In your response please indicate the location of this disclosure.

Item 3A. Selected Financial Data

4. Please revise to present Selected Financial Data for all years in Canadian dollars for comparative purposes. Your current disclosure does not present comparable information for the full five years. Refer to Item 3.A of Form 20-F.

5. Please revise to provide historical exchange rates at the end of each period and the high and low exchange rates for each period, for each of the last five years. Please provide this information in addition to, not in lieu of, the average exchange rates you provided. Refer to Item 3.A of Form 20-F.

4. B Business Overview

6. We note your disclosure "The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties are beyond the preliminary exploration stage. There are currently no identified mineral resources or mineral reserves on any of the Company's mineral properties." We also note that you have presented in detail the results of your exploration under disclosure for "Property, Plants and Equipment." Please revise your discussion of your exploration for each property to explain the meaning of the information in lay terms to indicate whether there are mineral resources that may be commercialized.

Item 4.D Property, Plants and Equipment

Cobrecon Porphyry Target

7. In this section of your filing you state "Results of trenching and drilling by Valerie Gold indicate a potential resources of >700,000 oz Au (21 million tonnes @ approximately 1 g/t Au, 0.12% Cu)." Please remove your resource disclosure until the resource is supported by an appropriate technical report as required by section 4.2 (b) of National Instrument 43-101.

Planned Work

8. Please disclose a detailed exploration schedule and budget for your mineral properties pursuant to Section (B) (4) (i) of Industry Guide 7.

Item 5. Operational and Financial Review and Prospects

9. Please expand this section to discuss any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the company's operations or investments. See Form 20-F, Item 5. A. 4.

6. A Directors and Senior Management

Conflicts of Interest

10. We note that in the chart you have provided that you list both Messrs. Drescher and Cruise as the CEO, President and Director of Trevali Resources Corporation. Please reconcile your disclosures.

Item 6.B Compensation

Executive Compensation

11. In this section of your filing you disclose compensation paid to your Chief Executive Officer and your Chief Financial Officer through consulting companies owned by your Chief Executive Officer and your Chief Financial Officer. We note also the description under "Related Party Transactions. Expand the disclosure to describe the terms in more detail including the nature of the "financial consulting services" to be provided.

7. B Related Party Transactions

12. We note your disclosure "Except as noted below or as described elsewhere in this annual report." Please revise this sentence to refer only to the disclosures in 7. B. and not to disclosures elsewhere in your annual report.

9. The Offer and Listing

13. Please define the NEX and TSX.

Item 15T. Controls and Procedures

Changes in Internal Control over Financial reporting

14. We note your disclosure that no changes occurred in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, except for the introduction of an Inter-corporate and Conflict of Interests Policy in June, 2009 as a result of an unauthorized loan to a related company which occurred in your 2009 fiscal year and which is

discussed elsewhere in this annual report. Please note that it is not appropriate to indicate that there were no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting "except for" certain changes. You should revise your disclosure to state either that there were no such changes or alternatively to state that there were such changes and to describe the nature of such changes.

Item 17. Financial Statements

Auditors' Report

15. We note that the third paragraph of the auditors' report opines that your financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles and the standards of the Public Company Accounting Oversight Board (United States)(PCAOB). Since the standards of the PCAOB relate to the planning and performance of the audit, please explain what your auditors are trying to convey by the inclusion of this language in the opinion paragraph. Please revise to only refer to the auditing standards in the second paragraph of the auditors' report or advise.

Note 6. Mineral Property Interests

16. We note your disclosure in Item 4.B under the sub-heading "Royalty Agreement with Franco-Nevada" that you entered into a royalty agreement dated August 18, 2008, as amended March 30, 2009, with Franco-Nevada, wherein Franco-Nevada agreed to purchase 1,500,000 common shares at a price of $1.70 per common share. We further note your disclosure that this price represented a 15% premium over the 20 day average market price of your stock prior to the date the agreement was announced. We further note that in connection with this sale of stock it appears you gave Franco-Nevada certain rights to participate in all of your subsequent financings for a period of two years. Per Note 6, you entered into a royalty option agreement with Franco-Nevada on July 18, 2008 whereby you agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver that may be produced from your Taricori and surrounding land packages. Please tell us how your disclosure in Item 4.B relates to your disclosure here in Note 6, how you accounted for the grant of the royalty option under Canadian GAAP, and how your accounting is in accordance with U.S. GAAP.

Exhibit 12.1 and 12.2

17. We note that each of your certifications has been executed by an officer of the company. However, under each officer's name you have also included the name Karim Jobanputra. Please advise why you have included Mr. Jobanputra's name in your certifications. Please revise to also include your officer's titles below their signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. If you have questions regarding Engineering comments on your mining operations, please contact John Coleman, Mining Engineer at (202) 551-3610. Please contact Scott Anderegg, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

H. Christopher Owings
Assistant Director